SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 12, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

PRESS RELEASE

12.12. 2012

Nokia Corporation financial calendar 2013

Nokia Corporation

Stock Exchange Release

December 12, 2012 at 14.00 (CET+1)

Espoo, Finland - Nokia provides in this release the financial calendar for 2013, which includes the planned publication dates of its interim reports and the planned date of the Nokia Annual General Meeting 2013.

Planned publication dates for interim reports

• fourth quarter and full year 2012 report: January 24, 2013

• first quarter 2013 interim report: April 18, 2013

• second quarter 2013 interim report: July 18, 2013

• third quarter 2013 interim report: October 17, 2013

Publication of “Nokia in 2012”

Nokia plans to publish its “Nokia in 2012” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2013.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2013 is scheduled to be held on May 7, 2013.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Enclosures:

Nokia stock exchange release dated December 12, 2012: Nokia Corporation financial calendar 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal